SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT 2023 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS st 1116 ‘Leases’ as of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-2-3495-3564, 3595, 5344 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 2023 Highlights

Financials
Both consolidated/separate revenues continue to achieve YoY growth (Unit: KRW)

	Consolidated		KT Separate	
Revenue	26,387.0bn	(YoY +2.9%)	18,371.4bn	(YoY +0.4%)
Operating Profit	1,649.8bn	(YoY -2.4%)	1,185.4bn	(YoY +1.5%)

- [B2C] Telco continues uptrend through premium subscribers (Wireless YoY +2.3%, Broadband YoY +2.8%, Media +2.3%)
- [B2B] Broadband/data and strategic growth biz. lead growth (Corp. BB/data +4.7%, key strategic growth biz. +2.4%)
- [Subsidiaries] Steady growth led by Finance/DX/Real Estate
  - BC Card, rev. increase driven by loan business and Paybooc
  - kt StudioGenie, introduced diversified Originals lineup
  - kt cloud, growth through Public/AI Cloud and IDC demand
  - Real estate, sturdy growth through hotels and apt. pre-sales

AI
Enhanced expertise in AI Transformation
- Launched Hyperscale AI Mi:Dm aiming private LLM market
- Improved AI capabilities through multi LLM and global partnerships
- Increase customer base with subscription-based AICC service

Shareholder return
Increased return based on improved earnings
- DPS **1,960 KRW**

  \+ Share buyback & cancellation KRW **27.1bn**

(FY23 Shareholder return per share is 2,070 KRW, +5.6% YoY)

4

1 2023 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 5

K-IFRS / Consolidated 1 Income Statement • Revenue +2.9% YoY due to balanced growth of B2C/B2B businesses and subsidiaries • OP -2.4% YoY, due mainly to base effect of a one-time gain from real estate sales in 2022 (Unit: KRW bn) 4Q22 3Q23 4Q23 QoQ YoY 2022 2023 YoY Operating Revenue 6,583.0 6,697.4 6,698.4 0.0% 1.8% 25,650.0 26,387.0 2.9% Service Revenue 5,650.0 5,842.5 5,720.2 -2.1% 1.2% 22,245.2 22,994.7 3.4% 1 Sale of goods 932.9 855.0 978.1 14.4% 4.8% 3,404.8 3,392.3 -0.4% Operating Expense 6,431.5 6,375.5 6,432.8 0.9% 0.0% 23,960.0 24,737.2 3.2% Operating Income 151.4 321.9 265.6 -17.5% 75.4% 1,690.1 1,649.8 -2.4% 2.3% 4.8% 4.0% -0.8%p 1.7%p 6.6% 6.3% -0.3%p Margin 2 2.7% 5.5% 4.6% -0.9%p 1.9%p 7.6% 7.2% -0.4%p Margin Non-op. Income/Loss 121.8 28.4 -277.6 - - 204.0 -325.7 - 273.2 350.3 -12.0 - - 1,894.1 1,324.1 -30.1% Income before taxes 242.7 288.3 -41.7 - - 1,387.7 988.7 -28.8% Net Income 3.7% 4.3% -0.6% -4.9%p -4.3%p 5.4% 3.7% -1.7%p Margin 1,080.8 1,259.9 1,279.2 1.5% 18.4% 5,346.0 5,459.9 2.1% EBITDA 16.4% 18.8% 19.1% 0.3%p 2.7%p 20.8% 20.7% -0.1%p Margin 1) Sale of goods: redefined from KT handset revenue → KT handset + subsidiaries’ sale of goods 2 2) OP Margin = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 4Q22 3Q23 4Q23 QoQ YoY 2022 2023 YoY Operating Expenses 6,431.5 6,375.5 6,432.8 0.9% 0.0% 23,960.0 24,737.2 3.2% Labor Cost 1,259.3 1,191.0 1,157.8 -2.8% -8.1% 4,495.9 4,549.4 1.2% 2,771.2 2,732.8 2,843.7 4.1% 2.6% 10,388.5 10,871.1 4.6% General Expense - Depreciation 929.4 937.9 1,013.6 8.1% 9.1% 3,655.9 3,810.1 4.2% 793.4 784.5 725.5 -7.5% -8.6% 3,009.6 2,890.0 -4.0% Cost of Service* Selling Expense 641.7 623.2 645.9 3.6% 0.7% 2,469.3 2,503.9 1.4% Cost of Goods sold* 965.9 1,044.0 1,059.8 1.5% 9.7% 3,596.7 3,922.8 9.1% * ‘Cost of service provided’ and ‘cost of goods sold’ redefined to align with reclassification of ‘sale of goods’ (Unit: KRW bn) Selling Expense (KT Separate) 4Q22 3Q23 4Q23 QoQ YoY 2022 2023 YoY 653.6 636.4 644.2 1.2% -1.4% 2,574.5 2,543.7 -1.2% Selling Expense 7

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) Dec 31, ‘22 Sept 30, ‘23 Dec 31, ’23 QoQ YoY 40,980.7 43,974.8 42,681.3 6.1% 4.1% Assets 2,449.1 3,110.4 2,879.6 36.5% 17.6% Cash & Cash equivalents 22,566.0 24,120.2 9.3% 6.9% Liabilities 25,253.1 Borrowings 10,006.7 10,309.5 10,218.2 -0.9% 2.1% Equity 18,414.7 18,721.7 18,561.1 2.3% 0.8% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 7,557.6 7,199.1 7,338.6 1.9% -2.9% Debt / Equity 122.5% 134.9% 130.0% -4.9%p 7.5%p Net Debt / Equity 41.0% 38.5% 39.5% 1.0%p -1.5%p 134.9% 131.1% 130.0% 127.0% 124.3% 124.8% 122.6% 122.5% 121.5% 118.7% 117.9% 115.4% D 부채비율 ebt/Equity 46.6% 44.6% 42.9% 40.6% 41.0% 39.5% 37.4% 38.5% N 순부채비율 et Debt/Equity 33.0% 32.4% 32.7% 29.7% 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 3Q 23 4Q 23 8

K-IFRS / Separate and major subsidiaries 4 CAPEX • 2023 CAPEX Execution: KRW 2,411.6bn(KT Separate), KRW 907.4bn(major subsidiaries) (Unit: KRW bn) * KT(sep.) + kt cloud 3,533 3,452 3,319 3,127 813 692 *2,874 *2,872 *2,855 462 907 *2,609 ■ Major subsidiaries CAPEX Finance, Media·Content, Cloud/IDC, Real Estate and etc. 2,760 2,721 2,666 2,412 ■ KT separate CAPEX Access network, Backbone Network, B2B and etc. 2020 2021 2022 2023 KT별도 주요 그룹사 KT(Sep.) Major Subsidiaries ※ Cloud/IDC related investment in 2020 and 2021 are retroactively reflected in subsidiaries’ CAPEX 9

1 2023 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 10

K-IFRS / Separate 1 KT - Wireless • Wireless rev. +2.3% YoY, with 5G penetration reaching 73% and increased roaming revenue • Various efforts to expand customer base, including new online-only plans (Unit: KRW bn) 4Q22 3Q23 4Q23 QoQ YoY 2022 2023 YoY Wireless 1,685.1 1,708.1 1,732.2 1.4% 2.8% 6,713.4 6,869.6 2.3% Wireless Service 1,608.3 1,623.3 1,646.4 1.4% 2.4% 6,330.7 6,522.7 3.0% Interconnection 76.8 84.8 85.7 1.1% 11.6% 382.7 346.9 -9.4% Wireless Subscribers 24,903 24,897 24,621 24,332 (Unit: Thousands) 24,062 9,514 9,213 9,834 8,449 8,882 Handset(5G) (exc. 5G) Handset(5G외) 2nd device & IoT 4,077 4,432 3,683 5,297 4,836 MVNO 4,242 4,144 3,998 3,788 3,754 7,168 7,138 6,978 6,827 6,562 4Q22 1Q23 2Q23 3Q23 4Q23 11

K-IFRS / Separate 2 KT - Fixed Line • Broadband revenue +2.8% YoY, with GiGA subscribers portion reaching 68.3% • Media revenue +2.3% YoY, led by increased premium IPTV subscribers (Unit: KRW bn) 4Q22 3Q23 4Q23 QoQ YoY 2022 2023 YoY 1,311.3 1,330.1 1,311.4 -1.4% 0.0% 5,220.2 5,271.1 1.0% Fixed Line 605.3 619.4 620.3 0.1% 2.5% 2,393.0 2,460.0 2.8% Broadband 509.8 524.4 507.8 -3.2% -0.4% 2,011.0 2,057.1 2.3% Media 196.2 186.3 183.3 -1.6% -6.6% 816.2 754.1 -7.6% Home Telephony Broadband Subscribers IPTV Subscribers (Unit: Thousands) (Unit: Thousands) S 가입자수 ubscribers GiGA 비중(%) % 9,451 9,470 9,432 9,430 10,000 70.0% 9,409 9,827 9,812 9,810 69.5% 9,774 9,727 69.0% 68.5% 68.3% 9,500 68.0% 68.0% 67.5% 67.6% 67.3% 67.0% 66.9% 66.5% 9,000 66.0% 4Q 22 1Q 23 2Q23 3Q23 4Q23 4Q22 1Q23 2Q23 3Q23 4Q23 12

K-IFRS / Separate 3 KT - B2B Services • B2B Service rev. +2.0% YoY, through high demand for telco. services and emerging businesses (AI, IoT, etc.) • Corp. Broadband/data revenue +4.7% YoY, driven by increase in data traffic (Unit: KRW bn) 4Q22 3Q23 4Q23 QoQ YoY 2022 2023 YoY B2B Service 835.3 903.8 813.1 -10.0% -2.7% 3,393.8 3,460.4 2.0% Real Estate, etc. 91.6 77.9 84.6 8.6% -7.6% 439.7 331.3 -24.7% Corp. Broadband/Data Revenue Revenue of Strategic Growth Business CAGR 6.0% (5 focal growth businesses) (Unit: KRW bn) CAGR 16.3% (‘20~’23) (Unit: KRW bn) (‘20~’23) 343 1,276 1,219 335 1,101 1,073 263 218 2020 2021 2022 2023 2020년 2021년 2022년 2023년 2020 2020 년 2021 2021 년 2022 2022 년 2023 2023 년 ※ Corp. Broadband/data rev includes: ※ 5 focal growth businesses include: Leased line/Kornet/VPN/Global data AICC, IoT, Smart Mobility, Smart Space, Energy Biz. 13

K-IFRS / Consolidated(each subsidiary) 4 Major Subsidiaries • BC Card rev. +3.3% YoY, through expansion of loan business and increased revenue from Paybooc • kt cloud rev. achieved double-digit growth to reach KRW 678.3bnwith leadership in public cloud and IDC market • kt estate rev. +21.8% YoY led by uptrend in hotel/office/rental housing and increase in development rev. Revenues for Major Subsidiaries (consolidated) (Unit: KRW bn) 4Q22 3Q23 4Q23 QoQ YoY 2022 2023 YoY BC Card 1,018.2 995.7 1,026.9 3.1% 0.9% 3,895.8 4,025.0 3.3% Skylife 271.1 260.5 262.2 0.6% -3.3% 1,034.2 1,038.7 0.4% 1 Content Subsidiaries 182.9 191.1 194.6 1.8% 6.4% 650.4 687.0 5.6% KT Estate 130.9 142.3 194.0 36.4% 48.2% 488.3 594.5 21.8% 2 kt cloud 158.3 193.8 182.1 -6.0% 15.1% 432.1 678.3 57.0% 1) Content Subsidiaries : Nasmedia(PlayD incl.), KT Studiogenie(Genie music, Storywiz, and others incl.) 2) kt cloud revenue for 2022 is a total of 2Q~4Q results (established in ‘22.4) Subsidiaries’ OP Contribution (Unit: KRW bn) 196.7 168.7 155.6 129.3 128.5 98.0 69.2 40.3 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 3Q 23 4Q 23 14

1 2023 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 15

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	4Q 22	1Q 23	2Q 23	3Q 23	4Q 23	2022	2023
Operating revenue	6,583.0	6,443.7	6,547.5	6,697.4	6,698.4	25,650.0	26,387.0
Service revenue	5,650.0	5,597.5	5,834.4	5,842.5	5,720.2	22,245.2	22,994.7
Sale of goods	932.9	846.1	713.1	855.0	978.1	3,404.8	3,392.3
Operating expense	6,431.5	5,957.6	5,971.4	6,375.5	6,432.8	23,960.0	24,737.2
Cost of Service	5,465.6	4,991.3	5,118.8	5,331.5	5,372.9	20,363.2	20,814.4
Labor cost	1,259.3	1,069.1	1,131.5	1,191.0	1,157.8	4,495.9	4,549.4
General expense	2,771.2	2,604.0	2,690.6	2,732.8	2,843.7	10,388.5	10,871.1
Cost of service	793.4	717.3	662.8	784.5	725.5	3,009.6	2,890.0
Selling expense	641.7	600.9	633.9	623.2	645.9	2,469.3	2,503.9
Cost of Goods sold	965.9	966.3	852.6	1,044.0	1,059.8	3,596.7	3,922.8
Operating income	151.4	486.1	576.1	321.9	265.6	1,690.1	1,649.8
N-OP income (loss)	121.8	-48.5	-28.0	28.4	-277.6	204.0	-325.7
N-OP income	101.6	242.3	185.5	255.0	105.8	1,285.8	788.6
N-OP expense	-46.1	287.0	219.5	223.7	340.7	1,064.5	1,070.9
Equity Method (G/L)	-25.9	-3.8	6.0	-2.8	-42.7	-17.3	-43.4
Income bf tax	273.2	437.6	548.1	350.3	-12.0	1,894.1	1,324.1
Income tax	30.5	128.0	115.6	62.0	29.7	506.4	335.4
Net income	242.7	309.6	432.5	288.3	-41.7	1,387.7	988.7
NI contribution to KT	242.0	296.6	394.5	264.3	54.4	1,262.5	1,009.9
EBITDA	1,080.8	1,415.5	1,505.3	1,259.9	1,279.2	5,346.0	5,459.9
EBITDA Margin	16.4%	22.0%	23.0%	18.8%	19.1%	20.8%	20.7%

KT Separate	4Q 22	1Q 23	2Q 23	3Q 23	4Q 23	2022	2023
Operating revenue	4,572.8	4,619.0	4,487.4	4,673.0	4,592.0	18,289.2	18,371.4
Service revenue	3,923.3	3,952.6	4,018.6	4,020.0	3,941.2	15,767.2	15,932.4
Handset revenue	649.5	666.4	468.8	653.0	650.8	2,522.1	2,439.0
Operating expense	4,461.7	4,230.9	4,079.9	4,479.5	4,395.7	17,121.1	17,186.0
Cost of Service	3,783.7	3,491.5	3,618.7	3,808.8	3,707.7	14,563.0	14,626.7
Labor cost	689.7	530.2	583.2	634.6	530.5	2,380.7	2,278.5
General expense	1,824.0	1,720.5	1,745.5	1,828.6	1,925.0	6,979.8	7,219.6
Cost of service	605.1	601.6	638.7	695.2	594.2	2,578.4	2,529.7
Selling expense	664.9	639.3	651.3	650.4	657.9	2,624.2	2,598.8
Cost of Devices sold	678.0	739.4	461.2	670.6	688.1	2,558.1	2,559.3
Operating income	111.1	388.1	407.5	193.5	196.3	1,168.1	1,185.4
N-OP income (loss)	-21.1	39.6	-12.8	34.7	-91.6	102.6	-30.1
N-OP income	-110.8	265.1	161.2	226.7	50.0	985.4	703.0
N-OP expense	-89.7	225.5	174.0	192.0	141.6	882.7	733.1
Income bf tax	90.1	427.7	394.7	228.2	104.8	1,270.7	1,155.3
Income tax	-18.0	107.8	89.6	17.6	7.0	507.0	222.0
Net income	108.1	319.9	305.1	210.6	97.8	763.7	933.3
EBITDA	889.4	1,167.4	1,190.0	979.9	1,031.5	4,273.9	4,368.7
EBITDA Margin	19.5%	25.3%	26.5%	21.0%	22.5%	23.4%	23.8%

16

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	4Q 22	1Q 23	2Q 23	3Q 23	4Q 23
Assets	**40,980.7**	**40,214.4**	**39,756.0**	**43,974.8**	**42,681.3**
Current assets	**12,681.6**	**12,202.0**	**11,405.7**	**15,520.6**	**14,518.1**
Cash & cash equivalents	2,449.1	2,109.2	1,805.5	3,110.4	2,879.6
Trade & other receivables	3,951.8	4,098.7	3,933.1	4,515.4	4,287.3
Inventories	709.2	779.6	636.9	707.4	912.3
Other current asset	5,571.5	5,214.5	5,030.3	7,187.3	6,438.9
- Prepaid_Contract cost	1,307.2	1,284.2	1,269.5	1,270.3	1,252.1
- Contract assets	565.8	560.0	565.8	590.7	581.8
Non-current assets	**28,299.1**	**28,012.6**	**28,350.3**	**28,454.1**	**28,163.1**
Trade & other rec	609.4	473.9	490.7	406.0	451.7
Tangible assets	14,772.2	14,562.2	14,675.6	14,669.9	14,872.1
Other current assets	12,917.5	12,976.5	13,184.0	13,378.2	12,839.4
- Prepaid_Contract cost	510.4	484.7	480.4	486.0	475.4
- Contract assets	236.4	232.7	236.8	248.7	240.1
Liabilities	**22,566.0**	**22,062.4**	**21,302.3**	**25,253.1**	**24,120.2**
Current liabilities	**10,699.3**	**10,164.8**	**9,862.9**	**13,478.5**	**13,147.4**
Trade & other payables	7,371.0	6,424.7	6,225.9	9,264.6	8,054.9
Short-term borrowings	1,827.0	2,224.2	2,105.6	2,368.7	3,058.6
Others	1,501.2	1,515.9	1,531.4	1,845.2	2,033.9
- Contract liabilities	242.4	264.3	264.1	245.2	229.2
Non-current liabilities	**11,866.7**	**11,897.7**	**11,439.4**	**11,774.6**	**10,972.7**
Trade & other payables	1,064.1	833.6	818.5	856.0	819.6
Long-term borrowings	8,179.6	8,352.9	7,930.4	7,940.8	7,159.6
Others	2,622.9	2,711.2	2,690.5	2,977.9	2,993.6
- Contract liabilities	41.7	44.5	39.3	37.2	49.6
Equity	**18,414.7**	**18,152.0**	**18,453.7**	**18,721.7**	**18,561.1**
Retained earnings	14,257.3	14,008.3	14,404.0	14,570.7	14,494.4

KT Separate	4Q 22	1Q 23	2Q 23	3Q 23	4Q 23
Assets	**30,417.8**	**30,386.9**	**29,592.2**	**30,814.8**	**30,280.2**
Current assets	**6,603.5**	**6,972.1**	**6,172.5**	**7,505.4**	**7,088.6**
Cash & cash equi.	966.3	866.3	625.7	1,477.3	1,242.0
Trade & other rec.	3,055.6	3,283.3	3,018.4	3,425.8	3,190.3
Inventories	349.9	380.1	260.1	276.6	368.1
Other current asset	2,231.7	2,442.4	2,268.4	2,325.6	2,288.2
- Prepaid_Contract cost	1,386.3	1,367.2	1,351.6	1,360.3	1,340.2
- Contract assets	493.4	488.2	500.3	527.0	535.8
Non-current assets	**23,814.3**	**23,414.8**	**23,419.6**	**23,309.4**	**23,191.6**
Trade & other rec	527.0	399.4	402.8	322.1	370.7
Tangible assets	11,540.2	11,240.4	11,276.3	11,288.5	11,492.8
Other current assets	10,764.1	10,793.7	10,775.2	10,753.0	10,380.2
- Prepaid_Contract cost	496.8	476.0	469.8	478.7	464.2
- Contract assets	186.0	183.1	196.3	227.5	219.1
Liabilities	**15,559.7**	**15,766.5**	**14,817.5**	**15,831.4**	**15,236.7**
Current liabilities	**6,321.4**	**6,582.7**	**6,153.7**	**6,925.2**	**6,957.5**
Trade & other payables	4,672.6	4,477.0	4,253.7	5,021.2	4,459.0
Short-term borrowings	984.7	1,359.5	1,131.5	1,173.8	1,725.2
Others	664.1	746.2	768.6	730.2	773.3
- Contract liabilities	241.0	256.4	235.1	222.6	223.9
Non-current liabilities	**9,238.2**	**9,183.8**	**8,663.8**	**8,906.2**	**8,279.2**
Trade & other payables	1,620.6	1,342.5	1,331.9	1,337.9	1,336.1
Long-term borrowings	6,510.8	6,675.8	6,205.6	6,497.5	5,834.7
Others	1,106.8	1,165.5	1,126.3	1,070.8	1,108.4
- Contract liabilities	40.4	43.1	33.8	32.4	35.8
Equity	**14,858.1**	**14,620.4**	**14,774.7**	**14,983.4**	**15,043.5**
Retained earnings	12,347.4	12,123.3	12,429.0	12,541.3	12,544.4

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless	4Q22	1Q 23	2Q 23	3Q 23	4Q 23	QoQ	YoY
Total	**24,062**	**24,332**	**24,621**	**24,903**	**24,897**	**0.0%**	**3.5%**
- MNO	17,500	17,505	17,643	17,735	17,759	0.1%	1.5%
└ 5G	8,449	8,882	9,213	9,514	9,834	3.4%	16.4%
└ 4G(LTE)	8,310	8,003	7,855	7,669	7,393	-3.6%	-11.0%
- MVNO	6,562	6,827	6,978	7,168	7,138	-0.4%	8.8%
Churn rate[1]	**1.3%**	**1.0%**	**1.0%**	**1.1%**	**1.1%**	**0.0%p**	**-0.2%p**
ARPU (KRW)[2]	**33,542**	**33,771**	**33,948**	**33,838**	**34,302**	**1.4%**	**2.3%**

1) Churn rate : Based on MNO subscribers (excludes IoT)

2) ARPU = = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M excluded)

(Unit: Thousands)

Fixed Line/IPTV	4Q 22	1Q 23	2Q 23	3Q 23	4Q 23	QoQ	YoY
Telephony	**12,581**	**12,445**	**12,310**	**12,184**	**12,035**	**-1.2%**	**-4.3%**
- PSTN	9,376	9,226	9,089	8,960	8,820	-1.6%	-5.9%
- VoIP	3,206	3,219	3,221	3,225	3,215	-0.3%	0.3%
Broadband	**9,727**	**9,774**	**9,812**	**9,810**	**9,827**	**0.2%**	**1.0%**
IPTV (GTV+GTS)	**9,432**	**9,451**	**9,470**	**9,430**	**9,409**	**-0.2%**	**-0.2%**

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 1H 2023 is 8,865,968 (6-month average)

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